Mail Stop 3561

June 16, 2006

Mr. Paul S. Lipschutz
Chief Executive Officer
Collectible Concepts Group, Inc.
1600 Lower State Road
Doylestown, PA 18901

> **Re:    Collectible Concepts Group, Inc.**
> **Form 8-K Filed June 14, 2006**
> **File No. 0-30703**

Dear Mr. Lipschutz:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02

1. We note that, due to the indeterminate number of shares which may be issued under the embedded conversion feature, the embedded conversion feature should be bifurcated from the host contract and accounted for as a derivative instrument.  With respect to your conclusion that the detachable warrants also represent a derivative instrument, please tell us in detail how you arrived at such conclusion based on

paragraphs 6-9 of SFAS 133 and paragraphs 12-32 of EITF 00-19. In doing so, ensure you tell us all applicable terms of the warrants, including registration rights.

2. It is unclear to us why you have recorded a derivative instrument equal to the excess of the fair value of the detachable warrants and the embedded conversion feature over the face value of the notes payable. Please note that if derivative accounting is deemed appropriate, we would expect you to record the total fair value as a derivative liability upon issuance, with a corresponding debit to debt discount up to the face value of the notes payable. Any amount in excess of the face value of the notes payable would be debited immediately to expense. It may be helpful if you provide us with the journal entries you recorded upon the issuance of the convertible securities and related warrants.

3. Please file all debt and warrant agreements as exhibits to your Exchange Act filings, including applicable registration rights agreements.

* * * *

As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have any questions regarding these comments.

             Sincerely,


             Sarah Goldberg